SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

NexPoint Credit Strategies Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65340G106

(CUSIP NUMBER)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,849.8312
	8	SHARED VOTING POWER 241,821.1683
	9	SOLE DISPOSITIVE POWER 712,849.8312
	10	SHARED DISPOSITIVE POWER 241,821.1683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,670.9995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,749.7612
	8	SHARED VOTING POWER 3,193,556.5688
	9	SOLE DISPOSITIVE POWER 25,749.7612
	10	SHARED DISPOSITIVE POWER 3,193,556.5688
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,219,306.33
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,238,885.5675
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,238,885.5675
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,238,885.5675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 14 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), James D. Dondero, and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on September 24, 2014, as subsequently amended on October 24, 2014, as subsequently amended on October 31, 2014, as subsequently amended on February 27, 2015, as subsequently amended on March 12, 2015, as subsequently amended on April 29, 2015, as subsequently amended on August 5, 2015, as subsequently amended on August 11, 2015, as subsequently amended on September 1, 2015, as subsequently amended on October 16, 2015, as subsequently amended on January 22, 2016, as subsequently amended on April 22, 2016, as subsequently amended on August 25, 2016, as subsequently amended on October 25, 2016 relating to the Common Stock (the “Common Stock”), of NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2. Identity and Background

(e) On September 25, 2014, Highland Capital entered into a settlement with the Securities and Exchange Commission (“SEC”) resulting in the SEC issuing an order. This order resolves the SEC’s allegations that Highland Capital violated Sections 204(a) and 206(3) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 204-2 thereunder by trading securities between its clients’ accounts and accounts in which Highland Capital and its principals maintained an ownership interest without adhering to certain requirements set forth by the Advisers Act. The transactions occurred between 2007 and 2009, and many were executed in an effort to generate or maintain liquidity for the advised accounts during September and October 2008. Specifically, the order found that, during the relevant time period, Highland Capital engaged in a number of transactions with its client advisory accounts without disclosing in writing to those clients that Highland Capital was acting as principal, or obtaining client consent to the transactions, before the trades were completed. Highland Capital did ultimately receive client consent for many of the transactions; however, this consent was received after the transactions had settled, and therefore did not comply with the requirements of Advisers Act Section 206(3). In addition, the order found that, during the relevant time period, Highland Capital failed to keep and maintain true, accurate and current certain books and records as required by the Advisers Act.

The order requires Highland Capital to cease and desist from committing or causing any violations and any future violations of Advisers Act Sections 204(a) and 206(3) and Rule 204-2; censures Highland Capital; and requires Highland Capital to pay a civil monetary penalty of $225,000. Highland Capital must also comply with certain undertakings, including retaining an independent consultant to conduct a comprehensive review of Highland Capital’s compliance and control systems relating to principal trades, and the creation and retention of its books and records. As of the date hereof, all of these undertakings have been completed.

Item 3. Source and Amount of Funds

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

As of February 17, 2017, the Reporting Persons had invested approximately $ 92,063,798.22 (inclusive of brokerage commissions) in the securities of the Issuer. The source of these funds was the working capital of the Reporting Persons.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5. Interest in Securities of the Issuer

(a) As of February 17, 2017, (i) Highland Capital may be deemed to beneficially own 954,670.9995 shares of Common Stock, which represents approximately 6.0% of the outstanding Common Stock; (ii) James D. Dondero may be deemed to beneficially own 3,219,306.33 shares of Common Stock, which represents approximately 20.1% of the outstanding Common Stock; and (iii) Nancy Marie Dondero, in her capacity of trustee of a trust, may be deemed to beneficially own 2,238,885.5675 shares of Common Stock, which represents approximately 14.0% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 2,238,885.5675 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.[1]	712,849.8312	241,821.1683	712,849.8312	241,821.1683
James D. Dondero[2]	25,749.7612	3,193,556.5688	25,749.7612	3,193,556.5688
Nancy Marie Dondero[3]	2,238,885.5675	0	2,238,885.5675	0

(c) Except as previously disclosed in the Schedule 13D, Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

[1]	These shares are held by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
[2]	Includes shares held by Mr. Dondero directly and indirectly through Highland Capital and its affiliates (as described in footnote (1) above), an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the President and the director of the general partner of Highland Capital, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
[3]	Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such shares.

Dated: February 21, 2017

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 17, 2017.

Date	Effected By	Purchase/Sale	Quantity	Price
12/21/2016	Highland Capital	Purchase	46,515.3094	$22.5743
2/16/2017	Highland Capital	Purchase	45,280.6516	$23.4300